EXHIBIT 99.01

Chunghwa Telecom Reports 2017 Guidance

TAIPEI, Taiwan, R.O.C. January 24, 2017 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2017 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom stated, “We continued to experience stable financial and operating results for the full year of 2016. Looking at 2017, although we expect to continue facing intense competition, we are confident in maintaining our market leadership in all major business lines and further foster innovative service offerings for both retail and enterprise customers. For the full year 2017, we expect total revenues to increase year over year. For our mobile business, we will continue to streamline and optimize our marketing activities as well as reinforce subscriber retention. For our broadband business, by leveraging our big data analysis capability and offering diversified digital convergence services, we can further enhance our users’ experience and stickiness. Meanwhile, we see great opportunities for our ICT business in 2017 with the growing ubiquity of IoT and aim to boost its development by capitalizing on our market superiority in integrated network infrastructure, IDC and CDN capabilities. By leveraging the government’s digital content economy development policy and relaxation of relevant regulations, we will continue to enrich diversified digital content as well as enhance our MOD platform functionality. As we execute upon our marketing and business development strategies during 2017, we remain committed in realizing continued growth and value for our stakeholders going forward.”

For 2017, the Company expects total revenue to increase by NT$1.15 billion, or 0.5%, to NT$231.16 billion as compared to the un-audited consolidated revenue of 2016. The increase in revenue is expected to be mainly driven by the expansion of mobile value added service, smart device sales, and enterprise ICT business. Although voice revenue will decline in 2017 due to VoIP substitution and market competition, the Company is confident that it will be offset by the revenue contribution from its above-mentioned growth businesses.

Operating costs and expenses for 2017 are expected to increase by NT$5.00 billion, or 2.8%, to NT$186.46 billion as compared to the prior year.  The increase is mainly attributable to the expansion of ICT projects, mobile Internet services, value-added services and smart device sales. Expenses associated with the enhancement of digital content and 4G license amortization expenses are also expected to increase.

Income from operations is expected to decrease by NT$ 3.40 billion, or 7.1%, year over year. Non-operating income is expected to decrease by NT$0.25 billion year over year, mainly due to the decline in interest income and other income. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$45.69 billion and NT$36.89 billion, respectively, representing decrease of NT$3.65 billion and NT$3.14 billion, respectively. Net earnings per share for 2017 is expected to decrease by NT$0.41 to NT$4.75, as compared to the prior year.

Capex for acquisition of property, plant and equipment in 2017, including deferred projects from 2016, is expected to increase by NT$6.80 billion to NT$30.28 billion as compared to the prior year. The Company will focus on the enhancement of fiber broadband network construction as well as the expansion of mobile network.

(NT$ billion except EPS)	2017	(F)	2016 (un-audited)	change	YoY(%)

Revenue	231.16		230.01	1.15	0.5%

Operating Costs and Expenses	186.46		181.46	5.00	2.8%

Other Income and Expense	(0.04)		(0.49)	0.45	91.2%

Income from Operations	44.66		48.06	(3.40)	-7.1%

Non-operating Income	1.03		1.28	(0.25)	-19.8%

Income before Income Tax	45.69		49.34	(3.65)	-7.4%

Net Income Attributable to Stockholders of The Parent	36.89		40.03	(3.14)	-7.8%

EPS(NT$)	4.75		5.16	(0.41)	-7.8%

EBITDA	77.91		80.53	(2.62)	-3.3%

EBITDA Margin	33.7%		35.0%

Acquisition of Material Assets	30.28		23.53	6.75	28.7%

Acquisition of Property, Plant and Equipment	30.28		23.48	6.80	29.0%

Others	0		0.05	(0.05)	-100.0%

Disposal of Material Assets	0.05		0.27	(0.22)	-80.3%

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on the Company’s operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

**	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

**	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit the Company’s website at www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw